THIS CONVERTIBLE PROMISSORY NOTE ("<u>NOTE</u>") HAS BEEN ACQUIRED BY THE INVESTOR SOLELY FOR ITS OWN ACCOUNT FOR THE PURPOSE OF INVESTMENT AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION THEREOF IN VIOLATION OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

<center>**Vanmile, LLC**</center>

<center>**CONVERTIBLE PROMISSORY NOTE**</center>

$_____

FOR VALUE RECEIVED, the undersigned, Vanmile, LLC, a North Carolina limited liability company (the "<u>Company</u>"), hereby promises to pay to the order of _____, or his, her or its registered assigns (the "<u>Investor</u>"), in lawful money of the United States of America, the principal amount of $_____, together with interest on the principal amount of this Note outstanding from time to time until such principal amount is paid in full, at such interest rate, and at such times and upon such other terms and conditions, as are specified in this Note. This Note is one of a number of similar notes (collectively, with this Note, the "<u>Notes</u>") having like tenor and effect (except for variations necessary to express the name of the investor, the principal amount of each of the Notes and the date on which each Note is issued) issued or to be issued by the Company to certain other investors (collectively, including the Investor, the "<u>Investors</u>") in the maximum aggregate principal amount of $105,275. The Company shall maintain a ledger of all Investors.

Section 1. Certain Defined Terms.

In addition to the terms defined elsewhere in this Note, the following capitalized terms have the meanings indicated below:

(a) "<u>Business Day</u>" shall mean any day which is not a Saturday or Sunday or legal holiday on which banks are authorized or required to be closed in Charlotte, North Carolina.

(b) "<u>Closing</u>" means the point at which the Company has accepted and executed the Qualified Investor Questionnaire, Subscription Agreement and Note as subscribed for by the Investor.

(c) "<u>Confidential Information</u>" means, whether or not such information is designated or marked by the Company as confidential, proprietary or secret, (i) any and all financial, technical and other information regarding the Company and its business, products, assets or properties; and (ii) any and all proprietary information, materials, know-how and trade secrets of the Company with regard to the ideas, technology, products, business or business methods (whether or not in written, electronic, machine readable or other tangible form) of the Company, any parent, subsidiary or affiliate of the Company, or any of their respective officers, directors, members, managers, employees or agents.

(d) "<u>Equity Securities</u>" shall mean any equity securities, and securities convertible into or exchangeable for equity securities, of any class or series of the Company, except that such defined term shall not include any security granted, issued and/or sold by the Company to any employee, consultant or other service provider of the Company in such capacity.

(e) "<u>Outstanding Debt</u>" means the entire outstanding principal amount of this Note, together with all accrued and unpaid interest thereon.

(f) "Majority Investors" means the Investors holding at least fifty percent (50%) of the outstanding principal amount of all Notes issued.

(g) "Sale Transaction" shall mean (i) the acquisition, directly or indirectly, by any person, related group of persons or entity (other than the Company, any member of the Company as of the date of the Closing of this Note, or an affiliate of the Company or any such member of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding voting securities in a single transaction or a series of transactions, (ii) the sale, lease, exchange, license, transfer distribution or other disposition (in one transaction or a series of related transactions) of all or substantially all of the Company's assets, or (iii) the merger, share exchange, combination or other reorganization of the Company with one or more entities that will result in the transfer of voting control as described in subpart (i) above, provided that a transaction or series of related transactions shall not constitute a Sale Transaction if its sole purpose is to change the state of the Company's organization as a limited liability company to that of a corporation.

(h) "Senior Creditors" includes the existing senior creditors of the Company, any commercial bank or other lending institution seeking to issue a secured loan to the Company in the future, and excludes any members or managers of the Company.

Section 2. Administrative Agent.

The Investor hereby irrevocably appoints, designates and authorizes Stake Partners LLC (the " Administrative Agent") as its administrative agent under this Note and irrevocably authorizes the Administrative Agent to act as its agent and to take such actions and exercise such powers as the Investor is obligated or entitled to take under the provisions of this Note, together with such other powers as are reasonably incidental thereto.

When acting as an agent for the Investor within the scope of its authority, the Administrative Agent may execute any of its duties under this Note by or through agents, employees or attorneys-in-fact, including third-party payment processors, and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Notwithstanding any provision to the contrary contained elsewhere in this Note, the Administrative Agent, in its capacity as administrative agent, shall not have any duties or responsibilities, except those expressly set forth herein, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with the Investor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Note or otherwise exist against the Administrative Agent. The Administrative Agent, when acting within the scope of its authority, shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, statement or other document or conversation reasonably believed by it to be genuine and to have been signed, sent or made by the Investor or its agents.

Section 3. Interest.

Interest shall accrue on the principal amount of this Note at the rate of 8.0% per annum, compounded annually and computed on the basis of a 365-day year for the actual number of days elapsed. Such interest shall commence from the date of Closing applicable to the Investor and become due and payable upon the earliest to occur of (as such terms are defined herein) (i) the Maturity Date, (ii) an Event of Default, (iii) a conversion under Section 7 herein, or (iv) at the closing of a Sale Transaction. All payments shall be applied first to accrued interest, and thereafter to principal.

Section 4. Payments of Principal and Interest.

All payments due under this Note shall be paid by electronic ACH transfer to an account in the name of the

Company designated by the Administrative Agent prior to the first Closing of the Notes (the "Holding Account"). For the avoidance of doubt, a payment will be considered paid by the Company when the Company has completed payment into the Holding Account by electronic means for further distribution to the Investor. The Administrative Agent shall cause its third-party payment processor to further distribute the payment to the Investor. Whenever any payment hereunder is due on a non-Business Day, such payment shall be made on the next succeeding Business Day.

The Investor agrees to maintain an account with the Administrative Agent with current payment information necessary for payments to the Investor to be completed. All such payments to the Investor shall be deposited into the Investor's linked account, as established on the Localstake Marketplace Platform, or any successor account thereto which may be established by the Investor on the Localstake Marketplace Platform from time to time, or through any other payment method agreed upon by the Administrative Agent and the Investor.

To the extent that any payment is not paid within five (5) Business Days of such payment becoming due to the Investor, and the delay is not excused, the Company shall be assessed a late payment charge at an annual rate equal to 8.0% based on the number of days elapsed out of a 365 day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of the Company's control, including without limitation an act of God or the actions or inactions of a third-party payment processor, the Administrative Agent, or the Investor, provided that the Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per period against the unpaid amounts due to the Investor from the Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts subject to late payment.

Section 5. Maturity.

Unless previously converted as provided for herein, the Outstanding Debt, shall become immediately due and payable upon demand made in writing by the Investor or Administrative Agent to the Company at any time upon or after the date equivalent to 24 months from the date of Closing applicable to the Investor (the date that this Note becomes due and payable pursuant to any such demand being the "Maturity Date").

Section 6. Prepayment.

6.1. No Optional Prepayment. Except to the extent expressly permitted in writing by the Administrative Agent and the Majority Investors, the Company shall not be entitled to prepay any portion of the Outstanding Debt of this Note or any of the other Notes.

6.2. Prepayment upon a Sale Transaction. Unless previously converted as provided for herein, the Company shall prepay an amount equal to the Outstanding Debt of this Note, upon the occurrence of a Sale Transaction occurring prior to the Maturity Date.

Section 7. Conversion.

7.1. Automatic Conversion Upon a Qualified Financing. In the event the Company issues and sells any Equity Securities to investors prior to the repayment or conversion of this Note in an equity financing with total proceeds to the Company of not less than $100,000, excluding amounts received upon the conversion of the Notes and any other convertible securities of the Company (a "Qualified Financing"), then the Outstanding Debt of this Note shall automatically convert without any further action by the Investor or Administrative Agent upon the closing of such Qualified Financing, into Equity Securities of the same class and/or series issued by the Company in the Qualified Financing, at a conversion price (the "Conversion Price") equal to 80% of the lowest price per unit paid by the investors purchasing Equity Securities in the Qualified Financing (such percentage, the "Conversion Discount"). The resulting number of units of Equity Securities issued to the Investor will be equal to the Outstanding Debt divided by the Conversion Price.

Upon such conversion of this Note, the Investor hereby agrees to execute and deliver to the Company any and all transaction documents related to the Qualified Financing, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an initial public offering), and having the same terms as those agreements entered into by the investors purchasing Equity Securities in the Qualified Financing, and the Investor shall receive the same rights as all other investors purchasing Equity Securities in the Qualified Financing, except as the Investor may otherwise agree to, and except that any board representation and observer rights may vary among holders of the Company's Equity Securities and will be as set forth in the applicable transaction documents. The Investor and Administrative Agent also agree to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the Investor agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the Qualified Financing for cancellation; provided, however, that upon satisfaction of the conditions set forth in this Section 7.1, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence.

7.2. Optional Conversion. If the Notes have not been converted to Equity Securities prior to the Maturity Date, then, at any time after the Maturity Date until repayment thereof, the Notes may be converted upon the approval of the Administrative Agent and the Majority Investors into Equity Securities of the Company on such terms and at such price as agreed upon by the Company, the Administrative Agent and the Majority Investors at the time of the conversion. (an "Optional Conversion").

7.3. Fractional Equity Securities; Interest; Effect of Conversion. No fractional Equity Securities shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional Equity Securities to the Investor upon the conversion of this Note, the Company shall in its sole discretion either pay to the Investor an amount equal to the product obtained by multiplying the conversion price by the fraction of an Equity Security not issued pursuant to the previous sentence or issue to the Note an additional Equity Security. In addition, the Company shall pay to the Investor any interest accrued on the amount to be paid to the Company pursuant to the previous sentence. Upon conversion of this Note in full and the payment of any amounts specified in this Section 7.3, the Company shall be forever released from all its obligations and liabilities under this Note.

Section 8. Events of Default; Remedies.

8.1. Events of Default Defined. Each of the following events constitutes an "Event of Default" for purposes of this Note:

(a) if any one (1) payment of principal and/or interest due to the Investor is not paid by the Company on or prior to the due date, as defined in this Note, and the non-payment continues for a period of ten (10) Business Days thereafter;

(b) an involuntary proceeding has been commenced or an involuntary petition has been filed seeking (i) liquidation, reorganization or other relief in respect of the Company or any of its debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of its assets, and, in any such case, such proceeding or petition has continued undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing has been entered;

(c) the Company has (i) voluntarily commenced any proceeding or filed any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (c) immediately above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(d) If any representation or warranty made in this Note by the Company shall be materially incorrect when made or deemed made.

8.2. <u>Rights and Remedies</u>.

(a) If an Event of Default occurs under <u>Section 8.1(a)</u> or <u>Section 8.1(d)</u> and is continuing, then this Note will forthwith mature and an amount equal to the Outstanding Debt shall, at the option of the Investor (as communicated by the Investor or the Administrative Agent on its behalf) and, in the case of an Event of Default pursuant to <u>Section 8.1(b)</u> or <u>Section 8.1(c)</u>, automatically, become immediately due and payable by the Company to the Investor.

(b) The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Event of Default hereunder unless the Administrative Agent has received written notice from an Investor or the Company referring to this Note, describing such Event of Default and stating that such notice is a "<u>Notice of Default</u>". In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give prompt notice thereof to all Investors in the Notes and the Company. The Administrative Agent shall take such action with respect to such Event of Default as shall be reasonably directed by the Investor; provided, however, that unless and until Administrative Agent shall have received such directions, Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Event of Default as it shall deem advisable in the best interests of the Investors in the Notes except to the extent that this Note expressly requires that such action be taken, or not taken, only with the consent or upon the authorization of the Investor, as the case may be.

(c) Upon the occurrence and during the continuance of an Event of Default, all or any one or more of the rights, powers, privileges and other remedies available to the Investor against the Company under this Note or at law or in equity may be exercised by the Administrative Agent, at the request of Investor, and may be exercised, with the consent of the Investor, at any time and from time to time, whether or not all or any of the Outstanding Debt shall be declared due and payable. Any such actions taken by the Administrative Agent shall be cumulative and concurrent and may be pursued independently, singly, successively, together or otherwise, at such time and in such order as the Administrative Agent may determine in its sole discretion, to the fullest extent permitted by applicable law, without impairing or otherwise affecting the other rights and remedies of the Administrative Agent permitted by applicable law, equity or contract or as set forth herein. Without limiting the generality of the foregoing, the Company agrees that all rights, remedies or privileges provided to the Administrative Agent shall remain in full force and effect until the Administrative Agent has exhausted all of its remedies and this Note has been foreclosed, sold and/or otherwise realized upon in satisfaction of the obligations herein or the Outstanding Debt has been paid in full. A waiver of one or more Events of Default with respect to the Company shall not be construed to be a waiver of any subsequent Event of Default by the Company or to impair any remedy, right or power consequent thereon.

Section 9. Unsecured Obligations of the Company; Subordination.

Notwithstanding anything contained herein to the contrary, the obligations of the Company to the Investor under this Note shall be unsecured obligations of the Company, which carry no voting rights as it relates to the operations of the Company. The obligations in this Note are the corporate obligation of the Company only and no recourse shall be had against any past, present or future member or manager of the Company directly.

The rights and indebtedness evidenced by this Note are subordinated and junior in right of payment, to the extent and in the manner enforceable by Federal and applicable state laws, to all indebtedness owed by the Company to the "Senior Creditors" of the Company, as such term is defined in Section 1 whether now existing or hereinafter arising, plus all interest, expenses, and related fees related thereto (such indebtedness, hereinafter referred to as the "Senior Debt). If at any point in the future, non-senior, unsecured debt financing is obtained by the Company, this Note shall be senior in its position among all unsecured creditors.

Upon the Administrative Agent's receipt of notice from a Senior Creditor of a default by the Company under the Senior Debt, the Company shall stop making payments under this Note and the Administrative Agent shall stop accepting such payments. Any payments received by the Administrative Agent and/or the Investor after receipt of such notice shall be held in trust by the Administrative Agent for the benefit of the Senior Creditor(s) and shall be immediately paid over to Senior Creditor(s), or its designated representative, for application to the payment of the Senior Debt, until all the Senior Debt is paid in full.

Upon request by the Company, or Senior Creditor(s) and provided that no unexcused default shall have occurred under this Note, the Investor hereby authorizes the Administrative Agent to enter into a mutually-acceptable and commercially reasonable subordination agreement with any Senior Creditor, on behalf of the Investors in the Notes, subordinating the Company's obligations to the Investors to the extent and in the manner set forth in the paragraph above up to the lesser of (a) the principal amount of the indebtedness to such Senior Creditor, or (b) the Outstanding Debt.

If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of Company, (i) no amount shall be paid by the Company to the Investor unless and until the principal amount of the Senior Debt has been paid in full, and (ii) no claim or proof of claim shall be filed with the Company by or on behalf of the Investors in the Notes which shall assert any right to receive any payments except subject to the payment in full of the principal of and interest on all of the Senior Debt then outstanding.

Subject to the foregoing paragraphs, nothing contained in this Section 9 shall impair, as between the Company and the Investor, the obligation of the Company, subject to the terms and conditions hereof, to pay to the Investor the payments of principal and interest as and when the same become due and payable, or shall prevent the Investor and the Administrative Agent, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

Section 10. Representations and Warranties of the Company.

The Company hereby represents and warrants to the Administrative Agent and the Investor as of the date the first Note was issued as follows:

(a) Organization and Authority. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of North Carolina. The Company has the requisite power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted, including issuing this Note and performing the obligations hereunder. The Company's managers and/or members, as appropriate, have approved and taken such actions necessary for the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company when considering the Company's financing objectives and financial situation.

(b) Validity. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note, when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(c) <u>Governmental Consents</u>. Subject to the information to be provided by the Investor, no registration or filing with, or consent, authorization, approval, permit or order of or other action by, any federal, state or other governmental agency or instrumentality or other person is or will be necessary for the valid execution, delivery and performance by the Company of this Note or the issuance, sale and delivery of the Notes, except for filings pursuant to applicable federal and state securities laws, which have been or will be made in a timely manner.

(d) <u>Compliance with Other Instruments</u>. The Company is not in violation or default of any term of its organizational documents, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

Section 11. Miscellaneous.

11.1. <u>Information Rights.</u> The Company will provide the Administrative Agent for further distribution to the Investor with the following information as to any period during which the Notes are outstanding: (a) unaudited quarterly financial statements of the Company within thirty (30) days after the end of each calendar quarter; (b) management commentary on the Company's operations, sales and financial condition within thirty (30) days after the end of each calendar quarter; and (c) annual financial statements of the Company within ninety (90) days after the end of each fiscal year, which may or may not be audited, as determined in the sole discretion of the managers of the Company.

11.2. <u>Confidential Information.</u> The Investor agrees (a) to use all Confidential Information only to the extent necessary to enable the Investor to assess the Investor's investment in the Company; (b) not to disclose or provide any Confidential Information to any person or entity without the Company's prior written consent; and (c) not to copy or reproduce any of the Confidential Information. Ownership of all right, title and interest in the Confidential Information shall remain at all times with the Company, and nothing in this Note shall give any right, title or interest in, or license to, any such Confidential Information to the Investor (or any other person or entity). The Investor's obligations set forth in this <u>Section 11.2</u> shall indefinitely survive the termination of this Note.

11.3. <u>Certain Waivers.</u> Except as otherwise expressly provided herein, the Company and all guarantors and endorsers of this Note, if any, hereby waive presentment, demand, protest or notice and all other demands and notices in connection with the delivery, acceptance, performance or enforcement of this Note.

11.4. <u>Notices.</u> All notices and other communications hereunder shall be in writing and shall be deemed duly delivered if delivered personally (upon receipt), or one (1) Business Day after being delivered by a recognized overnight delivery service, or upon transmission, if sent via electronic mail (with confirmation of receipt). Notices to each party shall be addressed as follows:

if to the Company, to:

Vanmile, LLC
Attn: Xinguo Mike Wang
1443 E. 7th street , Suite 202
Charlotte, North Carolina, 28204
xwang@vanmile.com

if to the Administrative Agent, to:

Stake Partners LLC
Attn: Brandon Smith
1010 Central Ave, Suite C
Indianapolis, IN 46202
brandon.smith@localstake.com

if to the Investor, to: the address set forth on the signature page hereto or the Investor's registered email address with the Placement Agent.

Any party may specify a different address for notices to be sent by providing at least five (5) days' prior written notice of such change in address to the other parties.

11.5. Consent to Electronic Delivery. The Investor hereby agrees that the Company and Administrative Agent may deliver all Notes, notices, financial statements, tax information, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of the Company, including, without limitation, information about the investment, required or permitted to be provided to the Investor under the Notes or hereunder by means of e-mail or by posting on an electronic message board or by other means of electronic communication. Because the Administrative Agent operates principally on the Internet, the Investor will need to consent to transact business with the Administrative Agent online and electronically. As part of doing business with the Administrative Agent, therefore, the Company also needs the Investor to consent to the Company giving the Investor certain disclosures electronically, either via the Company Offering Profile or to the email address the Investor provides to the Company. By entering into this Note, the Investor consents to receive electronically all Notes, documents, communications, notices, contracts, and agreements arising from or relating in any way to the Investor's or the Company's rights, obligations or services under this Note.

11.6. Entire Agreement and Amendments. Any term of this Note may be amended or waived with the written consent of the Company, the Administrative Agent and the Investor. In addition, any term of this Note may be amended or waived with the written consent of the Company, the Administrative Agent and the Majority Investors. Upon the effectuation of such waiver or amendment with the consent of the Majority Investors in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Investors of, all of the Notes and the Company shall promptly give written notice thereof to the Investor if the Investor has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver. Except as otherwise expressly provided herein, this Note with respect to the Company the Administrative Agent and the Investor, and this Note and the Subscription Agreement with respect only to the Company and the Investor represent(s) the entire agreement between the relevant parties regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them.

11.7. Severability. In case any provision contained in this Note should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

11.8. Successors and Assigns. Subject to the restrictions on transfer described in Section 11.9 below, the rights and benefits of this Note shall inure to the benefit of, and be enforceable by, the parties' successors and assigns. Whenever in this Note reference is made to the Company or the Investor, such reference shall be deemed to include, as applicable, a reference to their respective permitted successors, assigns, heirs, administrators or transferees. The rights and obligations of the Investor under this Note may only be assigned with the prior written consent of the Company and the Administrative Agent.

11.9. <u>Transfer.</u> This Note may be sold, assigned, or otherwise transferred only pursuant to an effective registration under the federal securities laws and qualification under applicable state securities laws, or an exemption from the registration and qualification requirements of the applicable state and federal laws. This Note is transferable only on the books of the Company and may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in a form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered Investor in this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

11.10. <u>Governing Law.</u> This Note shall be governed by, and construed in accordance with, the internal laws of North Carolina, without giving effect to the principles of conflicts of law.

11.11. <u>Counterparts.</u> This Note may be executed in three or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

11.12. <u>Further Assurances.</u> Each party hereto will use all reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws, regulations and contracts to consummate and thereafter make effective the transactions contemplated by this Note.

11.13. <u>Liability of Administrative Agent.</u> Neither the Administrative Agent nor any person to whom the Administrative Agent has delegated authority to act within the scope of the Administrative Agent's authority as Administrative Agent shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Note (except for its own gross negligence or willful misconduct), or (ii) be responsible in any manner to the Company or the Investor for any statement, representation or warranty made by the Company to the Investor or by the Investor to the Company, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Note, or for any failure of the Investor or the Company to perform its respective obligations hereunder.

11.14. <u>Indemnification.</u> The Investor agrees to indemnify and reimburse the Administrative Agent, ratably (based on the Investor's pro rata share of the outstanding principal amount of the Notes) from and against any and all actual liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (other than those expenses and costs to be borne by the Administrative Agent in the ordinary course of its or its agents' fulfillment of administrative agent services under this Note), which may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of this Note or any action taken or omitted under this Note, provided that the Investor shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence or willful misconduct.

Section 12. Mandatory Binding Arbitration.

Each party hereto hereby mutually agrees that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this <u>Section 12</u> (this "<u>Arbitration Provision</u>"). The arbitration shall be conducted in the nearest available location to Charlotte, North Carolina. As used in this Arbitration Provision, "<u>Claim</u>" shall include any past, present, or future claim, dispute, or controversy involving the Investor (or persons claiming through or connected with the Investor), on the one hand, and the Company (or persons claiming through or connected with the Company), on the other hand, relating to or arising out of this Note, any Notes and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Note. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

[Signatures Begin on Following Page]

IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the date first written above.

ISSUER

Company:	Vanmile, LLC
By:	
Printed:	Xinguo Mike Wang
Title:	President

ADMINISTRATIVE AGENT

Company:	Stake Partners LLC
By:	
Printed:	Brandon Smith
Title:	Manager

INVESTOR'S COUNTERPART SIGNATURE PAGE TO CONVERTIBLE PROMISSORY NOTE

The undersigned Investor agrees to be bound by the terms of the Convertible Promissory Note of Vanmile, LLC (the "Company"), executed by the Company in favor of the undersigned Investor, and agrees to all of the terms thereof.

INVESTOR ACKNOWLEDGES THAT THIS NOTE INCLUDES A MANDATORY BINDING ARBITRATION CLAUSE.

INVESTOR

Investor Legal Name: _____

Signature of Investor: _____

Title: _____

Date Signed: _____

Tax ID: _____

Street Address: _____

City, State, Zip: _____

Phone Number: _____